Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On January 2, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL 60605

FOR IMMEDIATE RELEASE

CBOE’S FIFTH STRAIGHT RECORD VOLUME YEAR:

1.19 BILLION OPTIONS (4.7 MILLION ADV) CONTRACTS

CHANGE HANDS

– Volume Up 26% Over 2007, with Equity, Index and ETF Options Records

– December 2008 Volume Up 1%,  ADV Down 8%  Against December 2007

CHICAGO, January 2, 2009 – Chicago Board Options Exchange (CBOE) today announced that 2008 was the busiest ever in its 35-year history as 1,193,355,070 contracts changed hands, a 26-percent increase over the 944,471,924 contracts traded in 2007.  Average daily volume (ADV) of 4.7 million contracts beat 2007’s 3.8-million-contract ADV by 25 percent and capped off CBOE’s fifth consecutive year of record trading.

During December, CBOE trading volume totaled nearly 73 million contracts, a one-percent rise over December 2007. Average daily trading volume for the month dropped eight percent to 3.3 million contracts.

	December 2008 Volume (22 days)	% Change vs December 2007 (20 days)	% Change vs. November 2008 (19 days)	Year-To-Date Volume (253 days)	% Change vs. 2007 (251 days)
Industry Total	221,367,212	-7%	-10%	3,582,572,581	25%
CBOE Total	72,814,009	1%	-16%	1,193,355,070	26%
CBOE Total ADV	3,309,728	-8%	-27%	4,716,818	25%
Equity	37,694,746	1%	-11%	604,024,956	21%
Equity ADV	1,713,398	-8%	-23%	2,387,450	20%
Cash-Settled Index	16,119,239	5%	-19%	259,342,934	13%
Cash-Settled Index ADV	732,693	-4%	-30%	1,025,071	12%
ETF Options	18,971,321	-4%	-22%	329,830,388	55%
ETF Options ADV	862,333	-13%	-33%	1,303,677	54%
Exchange Open Interest	246,888,954	-11%	-12%	—	—

-more-

Equity, Index and ETF options

Total volume in equity options at CBOE during 2008 tallied a record 604.0 million contracts, an increase of 21 percent over the then-record 500 million contracts traded in 2007.  Average daily volume in equity options trading rose to 2.4 million contracts, an increase of 20 percent compared to 1.6 million contracts per day during 2007. ETF options volume of 329.8 million contracts and index options volume of 259.3 million contracts also were annual records, besting 2007 totals by 55 percent and 13 percent, respectively. Daily volume in ETF options in 2008 averaged 1.3 million contracts, while index options averaged just more than one million contracts per day.

Expanded information on volume for index options and ETF options for December and 2008 as a whole is available at http://www.cboe.com/data/monthlyvolume.aspx.

CBOE’s 2008 Market Share Rises to 33.3 Percent

In 2008, CBOE’s overall market share rose to 33.3 percent, an increase of 0.3 percentage points over 2007 as measured against the six other U.S. options exchanges. In equity options, CBOE’s market share of 27.4 percent rose 1.7 percentage points over 2007’s 25.7 percent. CBOE index option market share rose 2.8 percentage points to 88.8 percent during 2008, while ETF option market share dropped 2.7 percentage points to 30.3 percent.

CBOE Market Share	Dec 2008 Market Share	% Pt. Change vs Dec 2007	% Pt. Change vs Nov 2008	Year-To-Date Market Share	% Pt. Change vs 2007
Exchange	32.9%	2.4%	-2.5%	33.3%	0.3%
Equity	29.3%	5.8%	-0.6%	27.4%	1.7%
Index	92.0%	6.9%	-1.0%	88.8%	2.8%
ETF	25.2%	-7.2%	-4.7%	30.3%	-2.7%

Highlights in 2008

During 2008, trading in several index and ETF products logged volume gains over the previous year, including options on:

Contract	Ticker	2008 Annual Volume		2007 Annual Volume	% Chg
S&P 500 Index	SPX	179,045,021	*	158,084,691	13.3%
PowerShares QQQ Trust	QQQQ	61,210,641	*	43,215,491	41.6%
S&P Depositary Receipts SPDR	SPY	96,901,151	*	49,195,190	97.0%
CBOE Volatility Index	VIX	25,947,655	*	23,388,366	10.9%
Financial Select SPDR	XLF	25,945,637	*	6,768,699	283.3%
iShares MSCI Emerging Markets Index	EEM	13,712,568	*	7,807,094	75.6%
Diamonds Trust, Series 1	DIA	10,415,316	*	7,965,019	30.8%
Energy Select SPDR	XLE	8,314,544	*	3,182,532	161.3%
Mini S&P 500 Index	XSP	2,853,825	*	1,535,570	85.8%

*Denotes all-time annual record.

•      Eighteen of the twenty busiest single trading days in CBOE’s 35-year history occurred during 2008, including the all-time, single-day leader – 9,975,464 contracts traded on September 18, 2008.

•      The CBOE Volatility Index (VIX) experienced the widest range of daily closes ever in a calendar year during 2008 – 16.30 on May 15 (low of the year) to 80.86 on November 20 (high of the year); the average daily VIX closing level was 32.65 during the year.  In addition, the Index closed above 50 on fifty trading days during the year, a level not reached before 2008.  The CBOE Volatility Index is derived from real-time S&P 500 Index (SPX) options prices and is designed to reflect investors’ consensus view of expected near-term stock market volatility over the next 30 days.   On November 21, the CBOE S&P BuyWrite Index (BXM) generated a gross premium of 8.1 percent, the highest amount in more than two decades.

•      Trading in CBOE Volatility Index options continued its growth in 2008 as nearly 26 million contracts traded during the year, an increase of close to 11 percent over the previous record of 23.4 million contracts traded in 2007.  Average daily volume rose to 102,560 contracts from 93,181 contracts in 2007.  Options on VIX, launched in February 2006, already rank as CBOE’s second most-actively traded index option and have been the most successful new product launch in recent CBOE history.

•      The CBOE Futures Exchange, LLC (CFE) announced that 2008 was the busiest year in its five-year history as volume totaled 1,161,019 contracts.  Volume in 2008 rose two percent over 1,136,295 contracts traded last year and marked the fourth consecutive year of record annual trading volume at CFE.  Average daily volume for the year was 4,589 contracts, compared to the year-ago average daily volume of 4,527 contracts.  Volume in CFE’s most-actively traded contract, VIX futures, based on the CBOE Volatility Index (ticker VX), totaled a record 1,088,090 contracts during 2008, up four percent from 1,046,475 contracts traded in 2007, the previous high.  On the year, average daily volume in VIX futures was 4,301 contracts, versus 4,169 contracts per day in 2007.

•      In its second year of trading, volume at the CBOE Stock Exchange (CBSX) totaled 3,604,649,431 shares (average daily volume of 14,426,626 shares per day) versus 1,072,401,400 shares in 2008 (ADV 4,272,516 shares), up 236 percent.  In December, 280,090,503 shares were traded, an average daily volume of 12,731,386. CBSX launched on March 5, 2007.

•      A total of 111 CBOE memberships were sold during the year, ranging from $1.75 million to $3.3 million. All-time high sales were transacted during the summer – $3.3 million on June 18 and $3.2 million on June 17, surpassing the previous record price of $3.15 million set on December 11, 2007.

TOP 5 EQUITIES – DECEMBER 2008

UNDLY	NAME	TOTAL
C	Citigroup, Inc.	1,624,308
GE	General Electric Company	1,495,540
GM	General Motors Corporation	1,405,785
JPM	JPMorgan Chase & Co.	1,015,300
AAPL	Apple, Inc.	886,554

TOP 5 INDEXES & ETFs - DECEMBER 2008

UNDLY	NAME	TOTAL
SPX	S&P 500 Index	11,805,485
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	6,800,929
QQQQ	PowerShares QQQ Trust	3,376,580
IWM	iShares Trust - Russell 2000 Index Fund	2,651,231
RUT	Russell 2000 Index	1,279,312

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method.  CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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